Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our reporting currency is the Euro. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. One of the most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages). Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in relapsed and refractory cancer patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy, or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments from our collaboration partners. Through September 30, 2020, we have raised an aggregate of approximately €292 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2020, we had an accumulated deficit of €261.0 million.

Notwithstanding our collaborations with Genentech and Roivant and the income earned for the three and nine month periods ended September 30, 2020 and anticipated in the remainder of 2020, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining marketing approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with a phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have one U.S. subsidiary, Affimed Inc., with senior employees in finance, investor relations, business development, corporate strategy and clinical operations.

Recent Developments

The Company announced in early February 2020 that Dr. Florian Fischer, Chief Financial Officer (“CFO”) of Affimed, passed away. In June 2020, the Company announced the appointment of Angus Smith as Affimed’s new permanent CFO, completing Affimed’s leadership team. Mr. Smith started his employment on July 13, 2020 and is based out of Affimed’s New York office. In addition, the Company announced the employment of Dr. Andreas Harstrick as Chief Medical Officer, starting in March 2020, and of Dr. Arndt Schottelius as Chief Scientific Officer, effective April 2020.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. The offering is conducted under the Company’s effective shelf registration statement on Form F-3 pursuant to a prospectus supplement and the entry into a sales agreement with Jefferies LLC. As of September 30, 2020, the Company has issued approximately 11.8 million common shares under the ATM program, generating net proceeds of approximately $36.7 million.

As circumstances around the COVID-19 pandemic continue to rapidly evolve, Affimed is continuously assessing possible effects on its clinical trials and adapting the risk mitigation measures it has implemented. Affimed is closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of its global workforce and help limit the spread of COVID-19, while maintaining business continuity. The Company has taken mitigation steps to ensure that drug supply and other trial-related materials are ready and available for the patients enrolled in its clinical trials. The Company continues to evaluate the potential impact of the COVID-19 pandemic on patient enrollment and site activation in its clinical studies. Timelines for clinical studies presented herein and in our press release for the third quarter of 2020 represent the Company’s best estimates as of the date hereof, but remain subject to change pending the resolution of the COVID-19 crisis.

At the Annual General Meeting held on August 4, 2020, the shareholders of Affimed approved all agenda items, including the reappointment of Supervisory Directors, Dr. Thomas Hecht and Ferdinand Verdonck and the appointment of new Supervisory Directors, Dr. Annalisa Jenkins and Harry Welten. In addition, the shareholders approved the reappointment of Managing Directors Dr. Adi Hoess and Dr. Wolfgang Fischer and the appointment of Dr. Arndt Schottelius, Dr. Andreas Harstrick and Angus Smith.

On October 6, 2020, AbCheck announced that it had been awarded a grant of up to €1.44 million over 3 years to support the further development of microfluidic technology for the discovery of rare therapeutic antibodies. This grant was awarded by the Ministry of Industry and Trade of the Czech Republic.

On October 6, 2020, we announced the dosing of the first patient in a Phase 1 clinical trial of cord blood-derived natural killer cells in combination with AFM13.

On October 20, 2020, we announced the signing of a clinical collaboration agreement with NKMax America. Pursuant to the collaboration, the companies plan to explore the combination of AFM24 and SNK01 in a first-in-human proof of concept (POC) trial in patients with EGFR-expressing tumors. The agreement follows a previous collaboration between the two companies in the preclinical setting to better understand the combined activity of their respective platforms. The results of the preclinical collaboration have shown substantive synergy between Affimed’s ICE® molecules and with both NKMax America’s autologous and cryopreserved allogeneic natural killer cell products.

On November 5, 2020, we announced the signing of a collaboration with Artiva Biotherapeutics. Inc. to assess pre-manufactured, cryopreserved therapeutics combining Artiva’s allogeneic NK Cell and Affimed’s ICE® platforms. The costs of manufacturing and preclinical assessments will be shared by both companies. The agreement provides for potential further development of selected combination products.

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. (“Roivant”) to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we will receive $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant Sciences Ltd. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report. We have entered into new collaboration agreements described in “Recent Developments” above. A detailed description of our collaboration with a subsidiary of Roivant Sciences Ltd. is included below.

On November 3, 2020, we entered into a research collaboration and license agreement (the “Roivant Agreement”) with a newly formed affiliate of Roivant Sciences Ltd. (“Roivant” and such affiliate, “NewCo”) for the development and commercialization of certain product candidates that contain novel innate cell engager (“ICE”) molecules in oncology. Affimed has granted NewCo an exclusive, royalty-bearing, sublicensable worldwide license during the term of the Roivant Agreement under patent rights and know-how to develop and commercialize the product candidate and any additional product candidates against the exclusive targets designated by NewCo. Affimed will retain an option for co-promotion of the novel ICE® molecules.

The financial terms of the Roivant Agreement include upfront consideration to Affimed of $60 million, consisting of $40 million in cash and pre-paid research and development funding as well as $20 million in newly issued shares of Roivant, an affiliate of Roivant. Affimed is also eligible to receive up to approximately $2.0 billion in total milestone payments upon achievement of specified development, regulatory and commercial milestones pursuant to the Roivant Agreement. Of the $2.0 billion in milestone payments, approximately $219 million relate to development activities, $312 million relate to receipt of regulatory approvals, and $1.5 billion relate to achievement of specified thresholds of worldwide net sales. In addition, Affimed is eligible to receive tiered royalties from NewCo on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of (i) the date when the last valid patent covering the composition of matter or use of such licensed product in the applicable country expires; (ii) the tenth anniversary of the date of first commercial sale of such licensed product in such country or (iii) the expiration of regulatory data exclusivity for such product in such country.

Under the terms of the Roivant Agreement, NewCo will be primarily responsible for clinical development and commercialization worldwide in respect of each product candidate while Affimed will collaborate in the discovery and research phases of molecule development. Each product candidate will be developed pursuant to a research program (“Research Program”) and conducted by a joint project team, which will be overseen by a joint steering committee (the “JSC”), consisting of an equal number of representatives of NewCo and Affimed. If the JSC is unable to reach agreement on a particular matter, NewCo generally has final decision-making authority, provided that the JSC may not decide on matters that (i) relate exclusively to the use of Affimed’s innate cell engaging ROCK® technology platform as generally applied and not specifically applied to any licensed antibody products developed under their corresponding Research Program and directed, as applicable, to the lead target or any additional NewCo targets or (ii) would increase the then current number of full-time equivalents (“FTEs”) that Affimed has assigned to the performance of the research plan for a certain Research Program by more than a certain number of additional FTEs. Except with respect to the activities being conducted by NewCo and Affimed under the Research Programs and subject to Affimed’s co-promotion option, NewCo shall have sole responsibility for, and bear all costs for, researching, developing and commercializing each product candidate, including all regulatory matters in relation thereto. The Research Programs will be funded by NewCo through an upfront payment to Affimed.

The Company is subject to certain effort requirements in connection with its research activities under the Roivant Agreement, provision of technical assistance to NewCo and agreement with NewCo upon designation of the exclusive targets. NewCo must use diligent efforts to clinically develop and commercialize in one of the United States, European Union or Japan at least one licensed product that binds to each exclusive target.

NewCo will own intellectual property that solely relates to the composition, method of use or manufacture of the any antibody product directed against the designated targets. Affimed will own intellectual property that is an improvement of or otherwise solely relates to Affimed’s innate cell engaging ROCK® technology. Other newly developed intellectual property will either be owned solely by a party if that party solely developed it or will be jointly owned by Affimed and NewCo if developed by both parties.

The Roivant Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Roivant Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Roivant Agreement by the other party. Either party may also terminate the Roivant Agreement upon the other party’s insolvency.

NewCo also has the right to unilaterally terminate the Roivant Agreement in its entirety, in its sole discretion, upon certain advance written notice. If the Roivant Agreement is terminated in its entirety, either by NewCo for convenience or by Affimed for Newco’s uncured material breach or bankruptcy, Affimed has a right to negotiate commercially reasonable terms under which NewCo grants to Affimed a license to the licensed products with respect to any exclusive target existing as of such termination date. If Affimed does not agree with NewCo on such terms, the dispute will be settled by arbitration.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•

AFM13. In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (pTCL). The study protocol has been agreed upon with the U.S. Food and Drug Administration (FDA). The study design follows a 2 stage Simon design with a preplanned interim analysis after 40 patients. Enrollment in the study has reached the threshold for the interim analysis, and we now expect the interim analysis will occur in the first half of 2021. In addition, this study will, as a separate cohort, investigate the initial efficacy of AFM13 as monotherapy in patients suffering from transformed mycosis fungoides (T-MF), though enrollment in this cohort has been paused pending the resolution of the COVID-19 pandemic. In September 2019, the FDA cleared an investigational new drug application (IND) for an investigator-sponsored Phase 1 study, in which the University of Texas MD Anderson Cancer Center (MDACC) is investigating the combination of AFM13 with allogeneic NK cells. In October 2020, we announced that MDACC has dosed the first patient in the study. MDACC is administering a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies. In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation; a poster presentation highlighting the final results from this study has been accepted at the American Society of Hematology (ASH) Annual Meeting and Exposition in December 2020. In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In this study, enrollment is complete and final data were presented at the International Conference on Malignant Lymphoma in June 2019. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study has now completed recruitment and results will be presented at the ASH Annual Meeting and Exposition in December 2020. We anticipate that our research and development expenses in 2020 for AFM13 will increase compared to those for 2019 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•

AFM11. In line with the strategic focus on our innate cell engager portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We subsequently informed the FDA of our intention to terminate the clinical program.

•

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is enrolling for a phase 1/2a clinical trial in patients with advanced cancers known to express EGFR. We anticipate that our research and development expenses in 2020 for AFM24 will increase compared to those for 2019 due to the beginning of the clinical trial of AFM24 in patients.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech collaboration, to AFM32, which we have recently licensed to Roivant and will continue to develop under our collaboration with Roivant, and to an Affimed owned preclinical program (AFM28) and early stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the remainder of 2020 due to increased early stage development/discovery activities.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2020 and 2019

	Three months ended September 30,
	2020	2019
	(unaudited)
	(in € thousand)
Total Revenue:	10,545	2,103
Other income (expenses)—net	102	49
Research and development expenses	(10,101)	(11,721)
General and administrative expenses	(3,455)	(2,790)
Operating loss	(2,909)	(12,359)
Finance (costs)/income—net	(3,057)	1,475
Loss before tax	(5,966)	(10,884)

Income taxes	0	0
Loss for the period	(5,966)	(10,884)
Other comprehensive (loss)	(139)	(555)
Total comprehensive loss	(6,105)	(11,439)
Loss per common share in € per share (undiluted)	(0.07)	(0.17)
Loss per common share in € per share (diluted)	(0.07)	(0.17)

Revenue

Revenue increased significantly to €10.5 million in the three months ended September 30, 2020 from €2.1 million for the three months ended September 30, 2019. Revenue in the three months ended September 30, 2020 predominantly relates to the Genentech collaboration (€10.5 million, 2019: €1.9 million). Revenue from the Genentech collaboration in the three months ended September 30, 2020 was recognized for collaborative research services performed during the quarter and the achievement of a clinical milestone.

Research and development expenses

	Three months ended September 30,
R&D Expenses by Project	2020	2019	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	2,742	6,023	(54%)
AFM11	(3)	(86)	(97%)
AFM24	2,156	864	150%
Other projects and infrastructure costs	4,808	4,603	4%
Share-based payment expense	398	317	26%
Total	10,101	11,721	(14%)

Research and development expenses amounted to €10.1 million in the three months ended September 30, 2020 compared to research and development expenses of €11.7 million in the three months ended September 30, 2019. The variances in project-related expenses between the three months ended September 30, 2020 and the corresponding period in 2019 are mainly due to the following projects:

•

AFM13. In the three months ended September 30, 2020, we incurred lower expenses (54%) than in the three months ended September 30, 2019 primarily due to lower expenses for manufacturing activities for clinical trial material.

•	AFM11. In the three months ended September 30, 2020 and 2019, we recognized refunds from service providers following the termination of clinical trials.

•

AFM24. In the three months ended September 30, 2020, expenses were significantly higher (150%) and related to the initiation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material.

•

Other projects and infrastructure costs. In the three months ended September 30, 2020, expenses were slightly higher (4%) than in the three months ended September 30, 2019. Expenses related to our discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses were higher and amounted to €3.5 million in the three months ended September 30, 2020 compared to €2.8 million in the three months ended September 30, 2019. The increase is mainly due to higher personnel expenses and legal, consulting and audit costs.

Finance income / (costs)-net

Finance costs for the three months ended September 30, 2020 totaled €3.1 million, compared to €1.5 million income for the three months ended September 30, 2019. Finance costs and finance income in the three months ended September 30, 2020 and 2019 primarily include foreign exchange losses and gains.

Comparison of the nine months ended September 30, 2020 and 2019

	Nine months ended September 30,
	2020	2019
	(unaudited)
	(in € thousand)
Total Revenue:	18,614	17,464
Other income/(expenses)—net	130	332
Research and development expenses	(33,247)	(31,253)
General and administrative expenses	(9,586)	(7,566)
Operating loss	(24,089)	(21,023)
Finance income/(costs)—net	(2,404)	1,655
Loss before tax	(26,493)	(19,368)
Income taxes	0	(4)
Loss for the period	(26,493)	(19,372)
Other comprehensive loss	(129)	(531)
Total comprehensive loss	(26,622)	(19,903)
Loss per common share in € per share (undiluted)	(0.33)	(0.31)
Loss per common share in € per share (diluted)	(0.33)	(0.31)

Revenue

Revenue increased from €17.5 million in the nine months ended September 30, 2019 to €18.6 million for the nine months ended September 30, 2020. Revenue in the nine months ended September 30, 2020 predominantly relate to the Genentech collaboration (€18.1 million, 2019: €16.2 million). Revenue from the Genentech collaboration in the nine months ended September 30, 2020 was recognized for collaborative research services performed during the first three quarters of the year and the achievement of a clinical milestone, while revenue in the nine months ended September 30, 2019 was recognized for collaborative research services and the achievement of a preclinical milestone.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2020	2019	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	13,928	12,631	10%
AFM11	(80)	1,909	—
AFM24	4,670	2,950	58%
Other projects and infrastructure costs	13,614	12,946	5%
Share-based payment expense	1,115	817	36%
Total	33,247	31,253	6%

Research and development expenses increased from €31.3 million in the nine months ended September 30, 2019 to €33.2 million in the nine months ended September 30, 2020. The variances in project-related expenses between the nine months ended September 30, 2020 and the corresponding period in 2019 are mainly due to the following projects:

•

AFM13. In the nine months ended September 30, 2020, we incurred higher expenses (10%) than in the nine months ended September 30, 2019 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for clinical trial material.

•

AFM11. In the nine months ended September 30, 2020, we recognized refunds from service providers following the termination of clinical trials. The majority of the expenses in the nine months ended September 30, 2019 are related to costs for the termination of the phase 1 clinical program of AFM11.

•	AFM24. In the nine months ended September 30, 2020, we incurred higher expenses due to the initiation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material.

•

Other projects and infrastructure costs. In the nine months ended September 30, 2020, expenses were slightly higher compared to the previous year and related to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2020 were €9.6 million, compared with €7.6 million for the nine months ended September 30, 2019. The increase is mainly due to higher personnel expenses, higher compliance costs with the Sarbanes-Oxley Act of 2002, and legal, consulting and audit costs.

Finance income / (costs)-net

Finance costs for the nine months ended September 30, 2020 were €2.4 million, compared with finance income of €1.7 million for the nine months ended September 30, 2019. Finance costs in the nine months ended September 30, 2020 is primarily related to foreign exchange losses.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
	2020	2019
	(unaudited)
	(in € thousand)
Net cash used in operating activities	(35,130)	(30,613)
Net cash generated/(used) in investing activities	627	(2,532)
Net cash provided/(used) by financing activities	31,175	(2,050)
Exchange rate related changes of cash and cash equivalents	(2,250)	361
Net changes to cash and cash equivalents	(3,328)	(35,195)
Cash and cash equivalents at the beginning of the period	95,234	94,829
Cash and cash equivalents at the end of the period	89,656	59,995

Net cash used in operating activities of €35.1 million in the nine months ended September 30, 2020 is higher than net cash used in operating activities in the nine months ended September 30, 2019 (€30.6 million) primarily due to higher operating expenses. The investing activities in the nine months ended September 30, 2020 and 2019 primarily relate to investments in and proceeds from the sale or maturity of financial assets. Net cash provided by financing activities in the nine months ended September 30, 2020 relate primarily to the issuance of shares in connection with our ATM program. Net cash used in financing activities in the nine months ended September 30, 2019 relate primarily to the repayment of borrowings.

Cash and Funding Sources

Our cash and cash equivalents and financial assets as of September 30, 2020 were €97.3 million, compared with €104.1 million as of December 31, 2019. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration partners, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions including the proceeds to be received from the collaborations with Genentech and Roivant, we believe that our existing liquidity, will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the nine months ended September 30, 2020 there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019 with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with a history of operating losses; as of September 30, 2020, our accumulated deficit was €261.0 million;

•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•

the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

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our reliance on our current strategic relationships with LLS, NK Max America, Roivant, Artiva, The MD Anderson Cancer Center, Genentech, Amphivena and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;

•	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the recent COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.